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July 31, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

Re:                             Liberty Broadband Corporation Preliminary Proxy Materials

On behalf of Liberty Broadband Corporation (“Liberty”), we enclose herewith for filing pursuant to Rule 14a-6 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the following preliminary proxy materials in connection with a special meeting of Liberty’s stockholders to be held on September 23, 2015 (the “Special Meeting”):

1.                                      Letter to Liberty stockholders;

2.                                      Notice of Special Meeting of Stockholders; and

3.                                      Preliminary proxy statement of Liberty.

At the Special Meeting, Liberty stockholders will be asked to consider and vote on each of the following proposals, which are described in detail in the preliminary proxy statement filed herewith:

1.                                      A proposal to approve the issuance of shares of Liberty’s Series C common stock pursuant to the terms of certain Amended and Restated Investment Agreements entered into by Liberty with various investors and an Amended and Restated Assignment and Assumption of Investment Agreement entered into by Liberty, among others; and

2.                                      A proposal to authorize the adjournment of the Special Meeting by Liberty to permit further solicitation of proxies, if necessary or appropriate, if sufficient votes are not represented at the Special Meeting to approve the share issuance proposal.

Stockholders may also be asked to consider and vote on such other business as may properly come before the Special Meeting.

We are filing the enclosed preliminary proxy materials pursuant to Rule 14a-6(a) of the Exchange Act because Proposals 1 and 2 are not enumerated matters listed under Rule 14a-6(a) and therefore require the filing of preliminary proxy materials. Pursuant to Rule 14a-6(i)(2) of the Exchange Act, no filing fee is required to be paid in connection with the filing of these preliminary proxy materials.

Should any questions arise with respect to these filings, please contact the undersigned at Tel: (212) 408-2575, Fax (212) 259-2575.

Very truly yours,

/s/ Katherine C. Jewell

Katherine C. Jewell

cc:              Liberty Broadband Corporation

Richard N. Baer